Schedule 13D Exhibit L
                                                  Schedule TO Exhibit (a)(5)(i)


Wednesday 30th August 2000

For immediate release


             INVENSYS CONFIRMS THAT THE SUBSEQUENT OFFER PERIOD

                     FOR BAAN COMPANY N.V. HAS EXPIRED

On 31 May 2000, Invensys announced it was making a recommended offer to acquire all of Baan's outstanding shares at an offer price of Euro 2.85 per share. At the close of that offer on 1 August 2000, Invensys announced that it would provide Baan shareholders a Subsequent Offer Period during which Invensys would continue to purchase tendered shares at Euro 2.85 per share. The Subsequent Offer Period closed yesterday, 29 August 2000 (6.00pm Amsterdam time; 12.00pm New York City time).

Invensys has now received acceptances of, or has otherwise acquired, approximately 80% of Baan's outstanding shares. It will pay for shares tendered during the Subsequent Offer Period within 3 business days.

Contact:

Victoria Scarth                             Invensys              020 7834 3848


Ben Brewerton / Melissa McVeigh             Brunswick             020 7404 5959


INVENSYS PLC is a global leader in the Automation and Controls industry with an annual turnover of (pound)7 billion. With its head office in London, England it operates in all regions of the world through four focused divisions - Software Systems, Industrial Drive Systems, Power Systems and Controls. With over 100,000 employees, the company's products and services range from advanced control systems and networks for automating industrial plants and controlling the environments of buildings, to electronic devices and controls found in residential buildings and light commercial applications, plus complete power systems for the telecommunications and information technology industries.